YUKON-NEVADA GOLD CORP. NEGOTIATES US$25 MILLION NOTE FINANCING

Vancouver, BC – July 13, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce that Sprott Asset Management LP, for and on behalf of certain managed accounts, funds and other purchasers (“Sprott”), has agreed to purchase US$25,000,000 principal amount in senior secured notes (the “Notes”). The proceeds from the sale of the Notes will be used to assist with the development of the Jerritt Canyon Gold Project and for working capital purposes.

The Notes will have a maturity date of no later than March 31, 2013 and will be secured by a charge over all the assets of Queenstake Resources U.S.A. Inc. (“Queenstake”) and a share pledge over all shares in Queenstake. The Notes will be repaid through monthly cash payments that are equal to the dollar value of 1,000 ounces of gold, provided that the Company will guarantee a minimum rate of return of 5% per annum on the aggregate principal amount over the life of the Notes.

In connection with the Note financing, the Company will issue to Sprott an aggregate of 25,000,000 common share purchase warrants (the “Warrants”), each such warrant entitling the holder to purchase one common share of the Company at a price of $0.40 per share for a period of three years following closing.

The transaction is subject to acceptance by the TSX.

The Notes and the Warrants and the common shares issuable upon exercise of the Warrants will be subject to a hold period of four months and one day from the date of closing of the Note financing. A commission in the form of shares of the Company will be payable on the closing of the Note financing.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.